SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: March 5, 2004	By:/s/ Nancy C. Gardner

3 February 2004.   Reuters Issues Update To Tibco® Common Stock Offering

Reuters now to receive over $560 M net proceeds and reduce its TIBCO stake to 8.8%

London – Reuters Group PLC (LSE: RTR; NASDAQ: RTRSY) today announced that the underwriters of the TIBCO Software Inc. (NASDAQ:TIBX) offering priced on 28 January 2004 have now exercised their previously announced over-allotment option to purchase up to 9 million additional shares at a price of $6.85 per share. Reuters total proceeds from this and the transactions announced previously will be approximately $563 million, after underwriting and transaction fees, with a net profit to Reuters of approximately $280 million. Following these transactions, Reuters will hold approximately 17 million shares, or around 8.8% of TIBCO’s issued and outstanding common stock, and therefore will no longer have the right to a seat on the TIBCO board. The transactions are expected to close today.

A copy of the prospectus relating to the offering can be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, New York 10004.

Contacts

Yvonne Diaz – UK Press
Tel: +44 20 7542 2615
Mobile: +44 7990 560 615
yvonne.diaz@reuters.com

Kyle Arteaga – US Press
Tel: +1 (646) 223 5222
Mobile: +1 (917) 370 599
kyle.arteaga@reuters.com

Miriam McKay – Investors
Tel: +44 20 7542 7057
miriam.mckay@reuters.com

Notes to editors

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. In particular, Reuters’ ability to realise value in the offering and the repurchase will be subject to customary closing conditions.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

TIBCO, the TIBCO logo, The Power of Now, and TIBCO Software are trademarks or registered trademarks of TIBCO Software Inc. in the United States and/or other countries.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This announcement is directed only at (i) persons outside the United Kingdom; or (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together, “relevant persons”). Any investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and persons who receive this announcement who are not relevant persons should not rely on or act upon this announcement.

End

18 February 2004.   Mastercard Advisors Announces Acquisition Of TowerGroup From Reuters

Adds Premier Advisory Research Company

TowerGroup Remains Separate, Editorially Independent Business

Purchase, NY, and Needham, MA, February 18, 2004 – MasterCard Advisors™, a subsidiary of MasterCard International, today announced the acquisition of TowerGroup from Reuters (Nasdaq: RTRSY; London: RTR). MasterCard Advisors is a global professional services organization, offering consulting, research, outsourcing and information products and services. The acquisition is part of Advisors’ strategy to deepen and strengthen its research expertise and to provide clients with best-in-class advisory research across the financial services industry. The divestiture of TowerGroup from Reuters portfolio is consistent with Reuters increasing focus on its core business.

TowerGroup, which had been operating as a subsidiary of Reuters since 1999, is the leading research and advisory firm focused exclusively on the global financial services industry. TowerGroup will continue to operate as a separate business with full editorial independence, and its headquarters will remain in Needham, MA.

G. Henry Mundt III, President, MasterCard Advisors, said, “Advisors identified the importance of independent advisory research for our clients in the rapidly changing financial services industry. Acquiring TowerGroup accelerates the growth of advisory research offerings, and allows us to provide best-in-class advisory research. In addition, this acquisition is an important step forward in our overall strategy to leverage our payments expertise across financial services and other industries.” Mundt added, “We understand the importance of keeping advisory research objective and independent, and believe it is essential that TowerGroup analysts continue to represent their own point-of-view and not the views of MasterCard Advisors or MasterCard International.”

Also effective today, Karen Cone, formerly the MasterCard Advisors Global Practice Leader for Research, has been appointed President and CEO of TowerGroup.

“TowerGroup will remain a strong, independent and analytical voice in the financial services industry. This is critical to TowerGroup clients, as executives are more and more reliant on industry experts to help them navigate the increasingly complex and competitive financial services landscape,” said Cone. “The respect TowerGroup garners as a thought-leader and objective advisor combined with Advisors’ commitment of support and global reach creates a formidable business opportunity in terms of product and services capabilities and increased client value.”

Cone joined MasterCard Advisors in May 2003 to establish and grow its research business and rapidly built out a research practice including advisory research, primary market research and performance measurement. Previously, Cone spent ten years at Gartner Inc., where she was a member of the senior leadership team, held several senior level research positions and was the general manager of gartner.com. Prior to Gartner, Cone had a successful 19-year career at IBM, where she gained extensive financial services industry experience and held international assignments in Japan, France and Russia.

Mark Sievewright, President and CEO of TowerGroup since February 2000, will work closely with Cone and TowerGroup to ensure a seamless transition, before pursuing new opportunities. Sievewright said, “In TowerGroup, MasterCard Advisors has secured one of the best platforms in the industry from which to expand its advisory research business. I am very proud to have been part of building what I strongly believe to be the premier research and advisory team in the industry. The TowerGroup team, with the support of our clients, has secured a market-leading position and an excellent reputation for the highest standards of research and advice.”

Advisors’ current research and advisory business, Purchase Street Research, was founded in 2003 and is the first such business devoted exclusively to the payments industry. Purchase Street Research will continue to report to Cone. TowerGroup.com will be enhanced through its integration with PurchaseStreet.com, which is a powerful, leading-edge Web-based channel for clients to access and use the research.

“For the past 11 years, TowerGroup has been the source for trusted information and advice across the global financial services industry,” said Cone. “With MasterCard Advisors’ worldwide presence and its overall support and synergies, we are confident we will further enhance TowerGroup’s premier advisory research services and will grow the Company on a global scale.”

About MasterCard Advisors: MasterCard Advisors™, LLC, a subsidiary of MasterCard International, is a global professional services organization, offering consulting, research, outsourcing and information products and services. Through a worldwide network of consultants, Advisors offers a wide-ranging depth and breadth of services, and provides counsel across a range of industries, delivering highly focused expertise and customized solutions to help increase share and maximize profitability for its clients. MasterCard Advisors provides access to best-in-class payments expertise across cardholder services, customer relationship management, information technology, marketing, operations, research, rewards programs and risk management. For information about Purchase Street Research visit www.PurchaseStreet.com.

About TowerGroup: TowerGroup is the leading research and consulting firm focused on the global financial services industry. A respected source for trusted information and advice, TowerGroup brings many of the world’s largest financial services, technology and professional services firms a deeper understanding of the business and technology issues impacting their organizations. Headquartered near Boston in Needham, Massachusetts, and with offices in New York, London, and Kuala Lumpur, TowerGroup serves a global client base. Visit TowerGroup online at www.towergroup.com.

About Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 15,500 staff in 92 countries, including some 2,400 editorial staff in 197 bureaus serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2003, the Reuters Group had revenues of £3.2 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Contact:

Steve Tankel
MasterCard Advisors
212-445-8270

Anne Green
TowerGroup
212-455-8017

Kyle Arteaga
Reuters
646-223-5222

19 February 2004.   Ed Kozel

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)    Name of company

REUTERS GROUP PLC

2)    Name of director

Mr Ed Kozel

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Named in 2 above

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Ed Kozel

5)     Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Not applicable

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary sale of ADRs

7)     Number of shares/amount of stock acquired

Not applicable

8)     Percentage of issued class

Not applicable

9)     Number of shares/amount of stock disposed

3,750 ADRs (22,500 shares)

10)     Percentage of issued class

Not applicable

11)    Class of security

ADRs

12)    Price per share

$48.6956

13)    Date of transaction

18 February 2004

14)     Date company informed

18 February 2004

15)     Total holding following this notification

11,250 ADRs (67,500 shares)

16)     Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

Not applicable

18)     Period during which or date on which exercisable

Not applicable

19)     Total amount paid (if any) for grant of the option

Not applicable

20)     Description of shares or debentures involved: class, number

Not applicable

21)     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22)     Total number of shares or debentures over which options held following this notification

Not applicable

23)     Any additional information

Not applicable

24)     Name of contact and telephone number for queries

Mrs Elizabeth Maclean  020 7542 6706

25)     Name and signature of authorised company official responsible for making this notification

Mrs Elizabeth Maclean  020 7542 6706

Date of Notification  – 19 February 2004

24 February 2004.   Thomas Henry Glocer, David John Grigson, Devin Norse Wenig

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.    Name of company

Reuters Group PLC

2.    Name of director

Thomas Henry Glocer
David John Grigson
Devin Norse Wenig

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Thomas Henry Glocer
David John Grigson
Devin Norse Wenig

5.     Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6.     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Not applicable

7.     Number of shares / amount of stock acquired

Not applicable

8.     Percentage of issued class

Not applicable

9.     Number of shares/amount of stock disposed

Not applicable

10.     Percentage of issued class

Not applicable

11.    Class of security

Not applicable

12.    Price per share

Not applicable

13.    Date of transaction

Not applicable

14.     Date company informed

Not applicable

15.     Total holding following this notification

Not applicable

16.     Total percentage holding of issued class following this notification

Not applicable

If a director has been granted options by the company please complete the following boxes.

17.    Date of grant

23 February 2004 – Discretionary Share Option Plan (DSOP)
23 February 2004 – Long Term Incentive Plan (LTIP)

18.     Period during which or date on which exercisable

DSOP earliest exercise date — the third anniversary of the Date of Grant (subject to the satisfaction of the performance conditions).
LTIP earliest exercise date – day after announcement of 2006 results i.e. mid Feb 2007 (subject to the satisfaction of the performance conditions)

19.     Total amount paid (if any) for grant of the option

£Nil
£Nil

20.     Description of shares or debentures involved: class, number

Thomas Henry Glocer – DSOP 789,430 Ordinary shares LTIP 544,094
David John Grigson – DSOP 122,950 Ordinary shares LTIP 200,000
Devin Norse Wenig – DSOP 122,950 Ordinary shares LTIP 200,000

21.     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£4.07
£Nil

22.     Total number of shares or debentures over which options held following this notification

Thomas Henry Glocer – 217,058 shares, 4,765,044 DSOPs and 2,853,314 LTIPs
David John Grigson – 48,430 shares, 844,803 DSOPs and 506,078 LTIPs
Devin Norse Wenig – 78,354 shares, 767,519 DSOPs and 436,212 LTIPs

23.     Any additional information

Awards are subject to the achievement of certain performance criteria.

24.     Name of contact and telephone number for queries

Elizabeth Maclean – 020 7542 6706

25.     Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

24 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

27 February 2004.   Andre-Francois Helier Villeneuve

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)    Name of company

REUTERS GROUP PLC

2)    Name of director

THOMAS HENRY GLOCER, DEVIN NORSE WENIG AND DAVID JOHN GRIGSON

3)     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

TRANSACTION BY A TRUST IN WHICH THE DIRECTORS HAVE AN INTEREST

4)     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

5)    Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II

6)     Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF LONG TERM INCENTIVE PLAN BY FORMER DIRECTOR, MR VILLENEUVE, SHARES COMING FROM REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II IN WHICH CURRENT EXECUTIVE DIRECTORS HAVE A BENEFICIAL INTEREST.

7)     Number of shares/amount of stock acquired

NIL

8)     Percentage of issued class

N/A

9)     Number of shares/amount of stock disposed

114,381 ORDINARY SHARES TRANSFERRED BY THE REUTERS EMPLOYEE SHARE OWNERSHIP TRUST II TO MR VILLENEUVE ON THE EXERCISE OF A LONG TERM INCENTIVE PLAN AS DESCRIBED IN 6 ABOVE.

10)     Percentage of issued class

LESS THAN 1%

11)    Class of security

ORDINARY 25P SHARES

12)    Price per share

N/A

13)    Date of transaction

27 FEBRUARY 2004

14)     Date company informed

27 FEBRUARY 2004

15)     Total holding following this notification

1,932,035

16)     Total percentage holding of issued class following this notification

LESS THAN 1%

If a director has been granted options by the company please complete the following boxes

17)    Date of grant

N/A

18)     Period during which or date on which exercisable

N/A

19)     Total amount paid (if any) for grant of the option

N/A

20)     Description of shares or debentures involved: class, number

N/A

21)     Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22)     Total number of shares or debentures over which options held following this notification

N/A

23)     Any additional information

N/A

24)     Name of contact and telephone number for queries

ELIZABETH MACLEAN  0207 542 6706

25)     Name and signature of authorised company official responsible for making this notification

ELIZABETH MACLEAN

Date of Notification  27 FEBRUARY 2004